SERVICE TEAM INC.
18482 Park Villa Place
Villa Park, California 92861
(714) 538-5214         FAX (714) 538-3146
Cashmanrob@aol.com

September 4, 2012

VIA EDGAR AND E-MAIL

Ms. Anne Nguyen Parker
Branch Chief
United States Securities &
Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

RE:	SERVICE TEAM INC. REGISTRATION STATEMENT ON FORM S-1/A FILE NO. 333-178210

Dear Ms. Parker:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”) Service Team Inc. (the “Company”) hereby respectfully requests the withdrawal, effective immediately, of 3,000,000 shares of its Registration Statement on Form S-1/A (File No. 333-178210) originally filed with the Securities & Exchange Commission (the “Commission”) on November 29, 2011,  and subsequently amended on January 26, 2012, and February 22, 2012,  together with all exhibits and amendments thereto (collectively, the “Registration Statement”).

The Company confirms that the Registration Statement became effective on February 29, 2012, authorizing 5,000,000 shares.  The management of the Company has sold 2,000,000 shares.  At this time we request the withdrawal of the Registration on the remaining 3,000,000 shares.

The Company is requesting withdrawal of the remaining 3,000,000 shares of the Registration Statement because it has applied to the Financial Investment Regulatory Agency (FINRA) for listing on the OTC-BB.  We have been advised that FINRA will not approve our listing until the Registration Statement on Form S-1/A has been closed out.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the remaining unsold 3,000,000 shares of the Registration Statement.  Please fax or e-mail a copy of the order to the undersigned at:
(714) 538-3146 or Cashmanrob@aol.com  with a copy to the Company’s outside legal counsel, Dennis Brovarone, Fax (303) 466-4826 or Dbrovarone@aol.com   in accordance with Rule 457 (p) under the Securities Act, the Company requests that any fees paid to the Commission subject to refund in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding the foregoing application for withdrawal, please contact me at (714) 538-5214 or Dennis Brovarone at (303) 466-4092.

Very truly yours, /s/ Robert L. Cashman Robert L. Cashman Service Team Inc. Chairman and Secretary